Exhibit (e)(10)

RETENTION AND AMENDMENT AGREEMENT

THIS RETENTION AND AMENDMENT AGREEMENT (together with the Confidentiality  and IP Rights Agreement attached hereto as Exhibit 1, the “Confidentiality Agreement” and, together with this Retention and Amendment Agreement, the "Agreement") is hereby made effective this December 19, 2013 (the "Effective Date") between the Gentium S.p.A., with registered office in Piazza XX Settembre, 2 – 22079 Villa Guardia (CO) Italy, Tax code 02098100130 (hereinafter referred to as the “Company”) in the person of Khalid Islam,CEO of the Company and Salvatore Calabrese born in Locri (RC), on January 4, 1970, resident in Milano, Via Domenico Cirillo, 10, Tax code: CLBSVT70A04D976G (hereinafter referred to as the “Employee”).

WHEREAS, the Employee was hired by the Company on February 14, 2005 and entered into an employment agreement on September 7, 2007, and the Employee is currently employed for an indefinite term to provide services for the Company  as a  SVP Finance, CFO/COO and classified as Dirigenti, in conformity with the "Contratto colletivo nazionale di lavoro per i dirigenti delle aziende industriali" (National Collective Labour Agreement for Dirigenti of the industrial sector) (the "CLA"), pursuant to an employment agreement dated September 7, 2007 (the "Employment Agreement").

WHEREAS, the Company intends to enter into a Tender Offer Agreement (the "TO Agreement") by and among, Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (the "Parent"), Jazz Pharmaceuticals Italy S.r.l., a corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and the Company on or around December 19, 2013 (the "TO Agreement Date"). Following the TO Agreement Date the Purchaser shall commence a tender offer (the "Offer") to acquire all of the outstanding shares of the Company's common stock and Company ADSs (together, the "Shares"). On the terms set forth in the TO Agreement, Purchaser shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer, promptly after the applicable expiration date of the Offer (the "Closing Date").

WHEREAS, the Company desires to incentivize the Employee to remain employed with the Company in his current position following the Closing Date and ensure the continuity of operations by providing the Employee with a bonus payment (the "Extraordinary Bonus") if the Employee signs the Confidentiality Agreement as of the date hereof and remains employed with the Company from the Effective Date through September 19, 2014 (“Retention Date,” and such period, the "Retention Period").

WHEREAS, the Employee is interested in entering into the Agreement, and the parties intend, therefore, to fully and specifically comply with the terms and conditions herein in addition to the terms in the Employment Agreement which shall remain in full force and effect as amended by  this Agreement.  This Agreement is not intended to prejudice and is in addition to the Employee's existing entitlements under Italian law.

WITNESSETH THAT:

Now therefore, the parties hereby

AGREE AS FOLLOWS

1 – PREMISES

The premises form an integral and substantial part of this Retention and Amendment Agreement.

2 – BONUS AMOUNT AND LIMITS

Pursuant to this Retention and Amendment Agreement, subject to paragraph 3, if the Employee remains employed with the Company and in compliance with his legal obligations including the obligations in the Employment Agreement as amended by this Agreement on the Retention Date, and signs the Confidentiality Agreement and such Confidentiality Agreement is not breached by Employee and remains in full force and effect on the Retention Date, then he will be eligible to receive an Extraordinary Bonus in an amount equal to EUR 196,909 gross.

During the Retention Period, the Employee shall be paid his ordinary salary and the bonuses or rewards and receive all benefits specified in his Employment Agreement. Therefore, save for the terms of this Agreement, the employment relationship is confirmed to be for an indefinite term and shall continue to be in effect during the Retention Period and will be regulated by the Employment Agreement (as amended as set forth below), the Confidentiality Agreement, the laws and regulations in force, the CLA and any other agreements entered into and signed by the parties.

3 – DISBURSEMENT CONDITIONS

In addition to the conditions in paragraph 2, the Employee's receipt of the Extraordinary Bonus is conditioned on the successful consummation of the Offer subject to the terms of the TO Agreement. For the avoidance of doubt, if the Offer is terminated or withdrawn pursuant to the terms of the TO Agreement, this Retention and Amendment Agreement and the amendments to the Employment Agreement contained herein shall be null and void and the Employee shall not be entitled to the Extraordinary Bonus.
4 – PAYMENT METHOD, OTHER EFFECTS

The Extraordinary Bonus, if any, will be paid within thirty (30) days following the Retention Date, net of tax and contributions required by law.

5 – ADVANCE TERMINATION OF THE RELATIONSHIP

The indefinite employment relationship may be terminated at any time by either party, this Agreement not constituting any limitation of the right to resign or terminate employment, as applicable.  If neither party terminates the employment and the employment continues after September 19, 2014, no further Extraordinary Bonus will accrue or be payable after such date.

No pro rata portion of the Extraordinary Bonus shall be earned nor paid to the Employee. The Employee must remain employed through the last day of the Retention Period in order to receive the Extraordinary Bonus provided that:

a)
Should the Company terminate the employment relationship without just cause ("giusta causa") or without subjective justified grounds ("giustificato motivo soggettivo") (in each case as defined under Italian law) during the Retention Period, the Extraordinary Bonus shall in any case be owed subject to paragraph 3, without prejudice to the Company’s right to waive the request of a notice period worked.

b)
Should the Company terminate the employment relationship with just cause ("giusta causa") or with subjective grounds ("giustificato motivo soggettivo") (in each case as defined under Italian law) during the Retention Period, the Extraordinary Bonus shall not be owed.

c)	If the employee voluntarily terminates his employment with the Company, for any reason prior to his Retention Date, he will not be eligible for the Extraordinary Bonus or any portion thereof.

d)	In case of resignation for just cause ("giusta causa") during the Retention Period the Employee will maintain his entitlement to the payment of the Extraordinary Bonus.

The Company and the Employee reciprocally acknowledge that the Extraordinary Bonus pursuant to this Retention and Amendment Agreement is not part of Employee’s regular salary, since it is only a possible and exceptional amount.

6 -- AMENDMENT TO EMPLOYMENT AGREEMENT

Section 7 of the Employment Agreement, and the Confidentiality, Non-competition and Non-solicitation Agreement, attached as Exhibit A thereto, are deleted in their entirety.  For the avoidance of doubt, Employee acknowledges that the Confidentiality, Non-competition and Non-solicitation Agreement was never entered into and waives any entitlements thereunder.

Section 11.4 of the Employment Agreement is amended as set forth in bold as follows:

11.4
"Where a Change In Control occurs (as defined below), and your employment is terminated by the Company without Cause (as defined below) or you resign for Good Reason (as defined below) within 24 months of the date of the Change In Control, you will be entitled to received, in addition to the TFR, severance pay equal to the greater of (a) what you would be entitled to under Italian law (including, but not limited to, the notice period indemnity and the other indemnities and damages set forth by the Italian law and the CLA, as well as any damages whatsoever) and (b) an amount equal to the aggregate of (i) 1.5 times your Base Salary in effect at such time of termination, (ii) 1.5 times the greater of the average of the Bonuses received in the last 3 years of employment or the targeted Bonus for the year in which you are terminated or resign and (iii) the prorated targeted Bonus for the year in which you are terminated or resign as accrued in the course of the year of termination or resignation, minus any TFR paid or accrued to you; provided, however, that if you resign for Good Reason (as defined below) prior to completion of your Retention Period (as defined in the Retention and Amendment Agreement entered into by the parties hereto as of December 19, 2013), you hereby waive your rights to, and will not be entitled to, receive such severance or the payment of benefits described in the following sentence.  You shall also be entitled to payment of any benefits for which you may be eligible pursuant to Paragraph 3 for a period of 24 months from the date of termination.  Finally, you shall be entitled to reimbursement of any legal expenses incurred in the course of enforcing amounts due under this Section 11.4."

For the avoidance of doubt, the Employee's agreement to remain employed by the Company during the Retention Period shall not constitute a waiver of his entitlement to resign for Good Reason and receive a severance payment in accordance with section 11.4 of the Employment Agreement, as amended by this Agreement after the completion of the Retention Period.

7 – CONFIDENTIALITY

The parties reciprocally undertake to keep strictly confidential all that of which they come to know of in relation to and in execution of this Retention and Amendment Agreement.

8 - ENTIRE AGREEMENT

This Retention and Amendment Agreement cannot be modified or changed in any way except in writing, signed by an authorized officer of the Company and the Employee.  This Retention and

Amendment Agreement supersedes any prior agreement, deed or arrangement between the parties, whether oral or in writing, related to the same matters described hereunder.

9 - GOVERNING LAW

This Agreement shall be governed by Italian law.  If any provision is deemed to be invalid or unenforceable, the remainder of the Agreement shall be given full force and effect.

At  Villa Guardia   on December 19, 2013

For the Company

/s/ Khalid Islam
Dr. Khalid Islam
CEO

At  Villa Guardia   on December 19, 2013

The Employee

/s/ Salvatore Calabrese

EXHIBIT 1

CONFIDENTIALITY AND IP RIGHTS AGREEMENT

This Confidentiality Agreement is hereby made effective this December 19, 2013 (the "Effective Date") between the Gentium S.p.A., with registered office in Piazza XX Settembre, 2 – 22079 Villa Guardia (CO) Italy, Tax code 02098100130 (hereinafter referred to as the “Company”) in the person of Khalid Islam, CEO of the Company and Salvatore Calabrese born in Locri (RC), on January 4, 1970, resident in Milano, Via Domenico Cirillo, 10, Tax code: CLBSVT70A04D976G (hereinafter referred to as the “Employee”).

As an employee of the Company, and in consideration of the compensation previously and thereafter paid to the Employee, Employee and the Company agree as follows:

1.	CONFIDENTIALITY

The Employee both during employment and after its termination shall refrain from communicating to any third parties or otherwise make use of any information pertaining to the Company, including, but not limited to, information related to the business of the Company and companies affiliated with the Company, information regarding inventions, research or development activities and plans, compounds and biological materials, products, specifications, manufacturing, production and testing processes, systems, methods and techniques, costs of production, sales, marketing and promotional information and plans, lists of names or classes of suppliers or customers, personnel, business plans and strategy, financial statements and information and the existence and content of any business discussions, negotiations or agreements between the Company and/or any company affiliated with the Company and any third party.

2.	IP RIGHTS

With no prejudice for the Employees' rights based on mandatory provisions of law, given the fact that in his position the Employee has organized, supervised, was also directly involved, and shall continue to do so during his employment, in those Company's activities aimed at the: creation of inventions,  manufacturing, production, industrial and testing processes, systems, methods, procedures and techniques, improvements, trade secrets, software programs, software and systems documentation, works of authorship and other copyrightable works, and related know-how, whether or not patentable, copyrightable, or qualified for other protection as proprietary information, (hereinafter jointly called "Inventions"), the Employee hereby expressly waives all Employee's  rights and titles in and to all such Inventions, Employee has made, conceived  or developed in the performance of his duties until the date of this Agreement, as well as in all such Inventions Employee will make, conceive or develop in the future during the term of the employment agreement between the Employee and the Company, dated September 7, 2007 (the "Employment Agreement") and in relation to the performance of it, and all such Inventions shall be deemed acquired by the Company without the payment of any specific compensation therefor, in addition to the overall compensation provided for under the Employee's Employment Agreement, which was negotiated to include the activity as described by this paragraph.  The Employee shall inform the Company of any and all such Inventions or developments immediately in writing and shall assist the Company in processing filings and/or formalizing in any way the Company's rights on such Inventions (including, but not limited to, the filing of patent applications, any filings, the execution of formal assignment of rights deeds, the signature of any document and the performance of any activity  that the Company may deem necessary or useful to secure any and all rights on such Inventions) in any country.

3.	CONFIDENTIALITY OF THIS AGREEMENT

The parties reciprocally undertake to keep strictly confidential all that of which they come to know of in relation to and in execution of this Confidentiality Agreement.

4.	ENTIRE AGREEMENT

This Confidentiality Agreement cannot be modified or changed in any way except in writing, signed by an authorized officer of the Company and the Employee.

5.	GOVERNING LAW

This Confidentiality Agreement shall be governed by Italian law.  If any provision is deemed to be invalid or unenforceable, the remainder of the Agreement shall be given full force and effect.

At   Villa Guardia   on December 19, 2013

For the Company

/s/ Khalid Islam
Khalid Islam
CEO

At   Villa Guardia   on December 19, 2013

The Employee

/s/ Salvatore Calabrese